                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                             Ponder Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   732378 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 13, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

        Note.    Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 Pages

----------------------                                     --------------------
CUSIP NO. 732378 10 4               13D                    PAGE  2 OF 13  PAGES
----------------------                                     --------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           White Owl Capital Partners
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           OO (See Item 3)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------------------------------------
       NUMBER OF             7     SOLE VOTING POWER
         SHARES                    6,080,000 shares (assuming exercise of
      BENEFICIALLY                 Warrants) (See Item 5(b))
        OWNED BY            ----------------------------------------------------
          EACH               8     SHARED VOTING POWER
       REPORTING                   10,000,000 shares (See Item 5(b))
      PERSON WITH           ----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
                                   6,080,000 shares (assuming exercise of
                                   Warrants) (See Item 5(b))
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   10,000,000 shares (See Item 5(b))
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,080,000 shares of Common Stock (includes shares issuable upon exercise of Warrants) (See Item 5 (a))
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.9% (assuming the exercise of Warrants) (See Item 5(a))
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13D

INTRODUCTION.

                  White Owl Capital Partners (the "Reporting Person") is a signatory to (i) a certain Schedule 13D which was filed with Securities and Exchange Commission (the "Commission") on October 27, 1997 by the Reporting Person (the "Initial Filing") in connection with its acquisition of certain securities of the Company (as hereinafter defined), inclusive of certain Senior Convertible Notes of the Company (collectively, the "Senior Notes") and Warrants to acquire Common Stock of the Company (collectively, the "Bridge Loan Warrants"), pursuant to the terms and conditions of a certain Securities Purchase Agreement dated as of October 15, 1997 (the "Bridge Loan Securities Purchase Agreement") and (ii) a certain new Schedule 13D, of even date herewith (the "New Schedule 13D"), that is being jointly filed by the Reporting Person and each of White Owl Investors, L.L.C., a Delaware limited liability company ("White Owl") and Somerset Capital Partners, a New York general partnership ("SCP") with the Commission either prior to or contemporaneously with the filing of this Amendment No. 1 to Initial Filing, because the Reporting Person, White Owl and SCP may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of January 12, 1998 among the Company, White Owl, SCP, the Reporting Persons and certain other individuals signatory thereto (the "Securities Purchase and Exchange Agreement"), and because the Reporting Person, as the sole managing member of White Owl, may be deemed to beneficially own the same securities of the Company acquired by White Owl, and the general partners of the Reporting Person, as two of the three general partners of SCP, may be deemed to beneficially own the same securities of the Company acquired by SCP.

                  As more fully disclosed in Item 4 below, pursuant to the terms of the Securities Purchase and Exchange Agreement, (i) the Reporting Person exchanged some of the securities of the Company previously acquired by it pursuant to the Bridge Loan Securities Purchase Agreement for other securities of the Company and (ii) White Owl and SCP purchased certain securities of the Company that represent more than 5% of the outstanding Common Stock of the Company. Since the Reporting Person may be deemed to indirectly beneficially own the securities of the Company acquired by White Owl, and the general partners of the Reporting Person may be deemed to indirectly beneficially own the securities of the Company acquired by SCP, the Reporting Person has chosen to satisfy the disclosure and filing obligations triggered by their consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement by joining in the Schedule 13D filing of White Owl and SCP, which filing is referred to herein as the New Schedule 13D. Accordingly, the Reporting Person is filing this Amendment No. 1 to the Initial Filing, to provide for a termination of such Initial Filing, effective upon the filing of the New Schedule 13D.

                               Page 3 of 13 Pages

                  Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Filing.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Ponder Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5005 Riverway, Suite 550, Houston, Texas 77056.

ITEM 2.           IDENTITY AND BACKGROUND.

                  White Owl Capital Partners (the "Reporting Person") is a Texas general partnership that was formed recently to acquire, own and hold securities of the Company. The address of the principal business and the principal office of the Reporting Person is 20 Pine Brook Road, Bedford, New York 10506. The only partners of the Reporting Person are Steven A. Webster ("Webster") and William
R. Ziegler ("Ziegler").

                  Webster is a natural person and has a present business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027 (which address will change to 901 Threadneedle, Suite 200, Houston, Texas 77079 sometime in February of 1998). The present principal occupation or employment of Webster is as the Chief Executive Officer of R&B Falcon Corporation, a marine oil and gas drilling contractor with its principal place of business located at 901 Threadneedle, Suite 200, Houston, Texas 77079. Webster is a United States citizen.

                  Ziegler is a natural person and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown LLP, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

                  During the last five years, neither the Reporting Person nor either partner of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor either partner of the Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on January 13, 1998, the Reporting Person purchased from the Company 3,040,000 shares of Common Stock, in consideration of the surrender and delivery by the Reporting Person to the Company of the Senior Note of the Company, in the aggregate principal amount of $1,900,000, registered in the name of the Reporting Person (the "Senior Note").

                               Page 4 of 13 Pages

                  As previously disclosed in the Prior Filing, (i) the source of funds for the $1,900,000 subscription price for the Senior Note and Bridge Loan Warrants acquired by the Reporting person pursuant to the Bridge Loan Securities Purchase Agreement was capital contributions, in the amount of $950,000 from each of the Reporting Person's two partners, Webster and Ziegler, and (ii) the source of funds for the capital contributions made by each of Webster and Ziegler to the Reporting Person was personal funds of Webster and Ziegler, respectively.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As disclosed in Item 3 above, on January 13, 1998, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, the Reporting Person acquired from the Company 3,040,000 shares of Common Stock in consideration for the surrender and delivery of the Senior Note issued to the Reporting Person. In addition, on January 13, 1998, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement (i) the other holders (collectively, the "Holders") of the Senior Convertible Notes of the Company acquired an aggregate of 96,000 shares of Common Stock in consideration of the surrender and delivery of the Senior Convertible Notes issued to such Holders, in the aggregate principal amount of $600,000 and (ii) the Company issued and sold to White Owl and to SCP 10,000,000 shares of Common Stock and 1,000,000 shares of Common Stock, respectively, at a purchase price of $1.00 per share.

                  It was a condition precedent to the obligations of White Owl, the Reporting Person, SCP and the Holders (collectively, the "Purchasers") to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement that Messrs. Webster and Ziegler and one other person designated by the Reporting Person, as the managing member of White Owl, be elected to the Board of Directors of the Company, effective and conditioned upon the closing (the "Closing") of the transactions contemplated by the Securities Purchase and Exchange Agreement. Messrs. Webster and Ziegler were elected to the Board of Directors of the Company on January 13, 1998 (the "Closing Date"). The Reporting Person and the Company reached an oral understanding giving the Reporting Person the right, at its option, to designate a third person for election to the Board of Directors of the Company.

                  The obligations of the Purchasers to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were also subject to, among other things, the following conditions: (i) the execution and delivery by the Company of the Registration Rights Joinder Agreement (as defined in Item 6 below), (ii) the payment by the Company of the reasonable legal fees and other expenses of the Purchasers' counsel, (iii) the consummation by the Company of the acquisition of Fishing Tools, Inc., on substantially the terms described in the White Owl PPM (as defined in the Securities Purchase and Exchange Agreement), (iv) White Owl having raised $10 million pursuant to the White Owl PPM, and (v) the Company being in compliance with all of its covenants under its loan agreements with KBK Financial, Inc. The obligations of the Company to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were subject to, among other things, the surrender by each of

                               Page 5 of 13 Pages
the Holders of the Senior Notes of the Company, in the aggregate principal amount of $2,500,000, to the Company for cancellation of the Senior Note registered in his or its name. In satisfaction of this closing condition, all of the Senior Notes were surrendered to the Company for cancellation and an aggregate of 4,000,000 shares of Common Stock of the Company were issued to the holders thereof in exchange therefor, in accordance with the conversion provisions thereof, including the issuance of an aggregate of 3,040,000 shares of Common Stock to the Reporting Person in exchange for the Senior Note, in the aggregate principal amount of $1,900,000 registered in the name of the Reporting Person, as disclosed above.

                  The Common Stock issued to the Reporting Person pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement (inclusive of the Common Stock acquired directly by White Owl and indirectly by the Reporting Person, as the sole managing member of White Owl) was acquired by such Reporting Person primarily for investment purposes, but also for the purpose of influencing management.

                  Although there is no present intention to do so, any of the Reporting Person or the partners of the Reporting Person named in Item 2 above (hereinafter sometimes collectively referred to as the "Item 2 Persons"), may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person and/or the Item 2 Persons, prospects for the respective business' of the Reporting Person and/or the Item 2 Persons, general economic conditions, money and stock market conditions and other future developments.

                  Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Person and/or any of the Item 2 Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock (or common stock equivalents, as the case may be), although, except for the possible acquisition of shares of Common Stock by the Reporting Person upon the exercise in whole or in part of any of the Bridge Loan Warrants acquired by the Reporting Person pursuant to the Bridge Loan Securities Purchase Agreement, in accordance with the terms thereof, as described above, none of the Reporting Person or any Item 2 Person has any current intention to do so.

                  Any of the Reporting Person or Item 2 Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D and/or Messrs. Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

                  The descriptions of the terms of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Notes and the Bridge Loan Warrants contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Note issued to the

                               Page 6 of 13 Pages

Reporting Person and the Bridge Loan Warrant issued to the Reporting Person, copies of which are attached as exhibits either to the Initial Filing or the New
Schedule 13D, and incorporated herein by reference, all as more fully described in Item 7 below.

                  Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Person or any Item 2 Person has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and other persons named in Item 2 above are as follows:

                  The aggregate number and percentage of the Common Stock which are owned beneficially by the Reporting Person on the date hereof are 16,080,000 shares of Common Stock, or approximately 33.9% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by the Reporting Person for an aggregate of 3,040,000 shares of Common Stock as of such date, which shares include the 10,000,000 shares of Common Stock owned of record by White Owl, since the Reporting Person is the sole managing member of White Owl, as well as the 3,040,000 shares of Common Stock owned of record by the Reporting Person and the 3,040,000 shares of Common Stock issuable upon exercise of the Bridge Loan Warrants owned by the Reporting Person.

                  Each of Webster and Ziegler, as the sole general partners of the Reporting Person and as two of the three general partners of SCP, may be deemed to indirectly beneficially own an aggregate of 17,080,000 shares of Common Stock, or approximately 36.0% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by the Reporting Person for an aggregate of 3,040,000 shares of Common Stock as of such date, which shares include (i) the 16,080,000 shares of Common Stock owned beneficially by the Reporting Person, since Messrs. Webster and Ziegler are the sole partners of the Reporting Person, which shares include (A) the 10,000,000 shares of Common Stock owned of record by White Owl, and beneficially by the Reporting Person as the sole managing member of White Owl, (B) the 3,040,000 shares of Common Stock owned of record by the Reporting Person, and (C) the 3,040,000 shares of Common Stock issuable upon exercise of the Bridge Loan Warrants owned by the Reporting Person and (ii) the 1,000,000 shares of Common Stock owned of record by SCP, since Messrs. Webster and Ziegler are two of the three general partners of SCP. In addition, Webster owns beneficially and of record 250,000 shares of Common Stock.

                  In addition, notwithstanding the foregoing, if the Reporting Person is deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, with White Owl and SCP, by virtue of the fact that they may be deemed to have

                               Page 7 of 13 Pages
acted in concert in connection with their acquisition of certain securities of the Company, then each of the Reporting Person and the Item 2 Persons may be deemed to beneficially own an aggregate of 17,330,000 shares of Common Stock collectively owned by the Reporting Person, the Item 2 Persons, White Owl and SCP on the date hereof, or 36.5% of the 47,418,477 shares of Common Stock that would be issued and outstanding as of the close of business on the Closing Date, assuming the exercise of the Bridge Loan Warrants owned by the Reporting Person for an aggregate of 3,040,000 shares of Common Stock as of such date. However,
(i) each of the Reporting Person and Ziegler disclaims beneficial ownership of the 250,000 shares of Common Stock owned of record by Webster, and (ii) the Reporting Person disclaims beneficial ownership of the 1,000,000 shares of Common Stock owned of record by SCP.

                  (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                  The Reporting Person may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by it (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by it) and, as sole managing member of White Owl, to share with White Owl, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl. Notwithstanding the foregoing, each of Webster and Ziegler, as the sole general partners of the Reporting Person, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by the Reporting Person (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by the Reporting Person).

                  Webster has the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 250,000 shares of Common Stock owned of record by him. In addition, Webster (i) as one of the two general partners of the Reporting Person, may be deemed to share (A) with each of the Reporting Person and Ziegler, the other general partner of the Reporting Person, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by the Reporting Person (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by the Reporting Person) and
(B) with each of White Owl, the Reporting Person and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl and (ii) as one of the three general partners of SCP, may be deemed to share with each of SCP, Ziegler and Thomas H. O'Neill, Jr. ("O'Neill"), the other two general partners of SCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

                  Ziegler (i) as one of the two general partners of the Reporting Person, may be deemed to share (A) with each of the Reporting Person and Webster, the other general partner of

                               Page 8 of 13 Pages
the Reporting Person, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 6,080,000 shares of Common Stock owned of record by the Reporting Person (inclusive of the 3,040,000 shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants owned by the Reporting Person) and (B) with each of White Owl, the Reporting Person and Webster, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 10,000,000 shares of Common Stock owned of record by White Owl and (ii) as one of the three general partners of SCP, may be deemed to share with each of SCP, O'Neill and Webster, the other two general partners of SCP, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP.

                  In addition, notwithstanding the foregoing, if the Reporting Person is deemed to be a member of a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, with White Owl and SCP, by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, then (i) the Reporting Person may be deemed to share with each of SCP, O'Neill, Webster and Ziegler, the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 1,000,000 shares of Common Stock owned of record by SCP, and (ii) the Reporting Person and Ziegler may be deemed to share with Webster the power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 250,000 shares of Common Stock owned of record by Webster. However, as previously state in response to Item 5(a) above,
(i) each of the Reporting Person and Ziegler disclaims beneficial ownership of the 250,000 shares of Common Stock owned of record by Webster and (ii) the Reporting Person disclaims beneficial ownership of the 1,000,000 shares of Common Stock owned of record by SCP.

                  (c) Except for acquisition of shares of Common Stock by the Reporting Person pursuant to the Securities Purchase and Exchange Agreement (inclusive of the shares acquired directly by White Owl and indirectly by the Reporting Person, as sole managing member of White Owl), and the acquisition of shares of Common Stock by SCP pursuant to the Securities Purchase and Exchange Agreement (which shares are deemed indirectly beneficially owned by the Item 2 Persons), all as more fully disclosed in Items 3 and 4 above, during the past 60 days, none of the Reporting Persons or either of the Item 2 Persons has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this Item 5 for further details in connection with the acquisition of the Common Stock pursuant to the Securities Purchase and Exchange Agreement.

                  (d) As more fully described below in Item 6, (i) the Reporting Person, as the Managing Member of White Owl, is entitled to receive 25% of any and all distributions of cash (which may include proceeds from the sale of securities of the Company) and securities made by White Owl to its members after its members have received distributions equal to the sum of a specified preferred return on their investment in White Owl plus 150% of such investment. Except as disclosed in the foregoing sentence, and except for (A) the right of any Item 2 Person, as a general partner of each of the Reporting Person and SCP to receive distributions from the Reporting Person and SCP, respectively, and
(B) the right of O'Neill, as the third general partner of SCP to receive distributions from SCP, no other person is known to have the right to receive

                               Page 9 of 13 Pages
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person or by any
Item 2 Person.

                  (e) Although the Reporting Persons has not ceased to be the beneficial holder of greater than 5% of the Common Stock of the Company, there will be no further amendments to the Initial Filing, as the Reporting Person has joined in the Schedule 13D filing of White Owl and SCP, which filing is referred to herein as the New Schedule 13D. Any future change in the beneficial ownership of the securities of the Company by the Reporting Person, or other material change with respect to the information set forth herein, will be disclosed by the Reporting Person in an amendment to the New Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As previously disclosed in the Initial Filing and in the above Items, the Reporting Person (i) was (A) a party to the Bridge Loan Securities Purchase Agreement, which provided for the sale and issuance of certain units of the Company (inclusive of the Senior Notes and Bridge Loan Warrants) to the purchasers thereunder (including the Reporting Person) and (B) a holder of a Senior Note, in the aggregate principal amount of $1,900,000, which was converted into an aggregate of 3,040,000 shares of Common Stock pursuant to the terms thereof and the terms of the Securities Purchase and Exchange Agreement and (ii) is a holder of a Bridge Loan Warrant, which presently is exercisable for an aggregate of 3,040,000 shares of Common Stock. See Items 3 and 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement and the conversion of the Senior Note issued to the Reporting Person.

                  The Bridge Loan Warrants issued to the Reporting Person are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on January 1, 2001 (the "Expiration Date"), for an aggregate of 3,040,000 shares of Common Stock (the "Warrant Stock") at a purchase price per share of $0.625 (the "Warrant Price"). The number of shares of Warrant Stock and the Warrant Price are subject adjustment upon the occurrence of specified events, as provided in Section 4 of the Bridge Loan Warrants.

                  As previously disclosed in Items 3 and 4 above, the Reporting Person was a party to the Securities Purchase and Exchange Agreement, which provided, among other things, for (i) the sale and issuance of 3,040,000 shares of Common Stock to the Reporting Person, in consideration of the surrender for cancellation by the Reporting Person of the Senior Note issued in the name of the Reporting Person and (ii) the sale and issuance of 10,000,000 shares of Common stock to White Owl and 1,000,000 shares of Common Stock to SCP, in each case, at a cash purchase price of $1.00 per share. See Items 3 and 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement.

                  Contemporaneously with the execution and delivery of the Bridge Loan Securities Purchase Agreement, the Company and the purchasers thereunder (inclusive of the Reporting Person) entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the

                               Page 10 of 13 Pages

Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock issued from time to time upon conversion of the Senior Notes (inclusive of the Senior Notes issued to holders other than the Reporting Person) or upon exercise of the Bridge Loan Warrants (inclusive of the Warrants issued to holders other than the Reporting Person). Contemporaneously with closing of the transactions contemplated by the Securities Purchase and Exchange Agreement, the Company and the Purchasers (inclusive of the Reporting Person) entered into the Joinder Agreement (the "Registration Rights Joinder Agreement"), pursuant to which White Owl and SCP were added as parties to the Registration Rights Agreement and the definition of Registrable Securities was amended to include the shares of Common Stock acquired by White Owl and SCP pursuant to the Securities Purchase and Exchange Agreement.

                  Pursuant to Article V of that certain Limited Liability Company Agreement of White Owl dated as of January 13, 1998 (the "White Owl LLC Agreement"), once the members of White Owl have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in White Owl and 150% of such investment ("Payout"), the Reporting Person, as the managing member of White Owl, is entitled to receive 25% of all subsequent distributions made by White Owl of (i) available cash flow from White Owl (which may include proceeds from the sale of Common Stock or other securities of the Company) and (ii) securities of the Company.

                  The descriptions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Notes, and the Bridge Loan Warrants, the Registration Rights Agreement, as amended and/or supplemented by the Registration Rights Joinder Agreement, and the White Owl LLC Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Bridge Loan Securities Purchase Agreement, the Senior Note issued to the Reporting Person, the Bridge Loan Warrant issued to the Reporting Person, the Registration Rights Agreement, the Registration Rights Joinder Agreement and the White Owl LLC Agreement, copies of which are attached as exhibits to either the Initial Filing or the New Schedule 13D, and incorporated herein by reference, all as more fully described in item 7 below.

                  Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person and the Item 2 Persons or between any such persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

                               Page 11 of 13 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         I. Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibit II to that certain Schedule 13D of White Owl Investors, L.L.C., the Reporting Person and Somerset Capital Partners to be filed with the Commission either prior to or contemporaneously with this Amendment No. 1 to Initial Filing, and referred to herein as the New Schedule 13D).

         II. Bridge Loan Securities Purchase Agreement referred to in the Introduction and in Items 3, 4 and 6 (Incorporated by reference to Exhibit I to that certain Schedule 13D of the Reporting Person filed with the Commission on October 27, 1997, and referred to herein as the Initial Filing).

         III. Senior Note issued to the Reporting Person referred to in Items 3, 4 and 6 (Incorporated by reference to Exhibit II to that certain Schedule 13D of the Reporting Person filed with the Commission on October 27, 1997, and referred to herein as the Initial Filing).

         IV. Bridge Loan Warrant issued to the Reporting Person referred to in Items 3, 4, 5 and 6 (Incorporated by reference to Exhibit III to that certain Schedule 13D of the Reporting Person filed with the Commission on October 27, 1997, and referred to herein as the Initial Filing).

         V. Registration Rights Agreement referred to in Item 6 (Incorporated by reference to Exhibit IV to that certain
                  Schedule 13D of the Reporting Person filed with the Commission on October 27, 1997, and referred to herein as the Initial Filing).

         VI. Registration Rights Joinder Agreement referred to in Item 6 (Incorporated by reference to Exhibit VII to that certain
                  Schedule 13D of White Owl Investors, L.L.C., the Reporting Person and Somerset Capital Partners to be filed with the Commission either prior to or contemporaneously with this Amendment No. 1 to Initial Filing, and referred to herein as the New Schedule 13D).

         VII. White Owl LLC Agreement referred to in Item 6 (Incorporated by reference to Exhibit VIII to that certain Schedule 13D of White Owl Investors, L.L.C., the Reporting Person and Somerset Capital Partners to be filed with the Commission either prior to or contemporaneously with this Amendment No. 1 to Initial Filing, and referred to herein as the New Schedule 13D).

                               Page 12 of 13 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1998

                           WHITE OWL CAPITAL PARTNERS


                           By: /s/ WILLIAM R. ZIEGLER
                               -------------------------------------------
                               Name:  William R. Ziegler
                               Title:   General Partner





                               Page 13 of 13 Pages